SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

under the Securities Exchange Act of 1934

(Amendment No. 7)*

GOLD FIELDS LIMITED

(Name of Issuer)

ORDINARY SHARES OF PAR VALUE RAND 0.50 EACH

AMERICAN DEPOSITARY SHARES,

EACH REPRESENTING ONE ORDINARY SHARE OF PAR VALUE RAND 0.50 EACH

(Title of Class or securities)

AMERICAN DEPOSITARY SHARES: 38059T106

ORDINARY SHARES: 38059R100

(CUSIP Number)

Marian van der Walt Suite No. 1 Private Bag X1 Melrose Arch, 2076 South Africa 011-27-11-684-0140	with a copy to: Elizabeth L. Katkin John M. Basnage Hogan & Hartson One Angel Court London EC2R 7HJ United Kingdom 011-44-20-7367-0200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communication)

May 20, 2005

(Date of Event to Which This Filing Relates)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

(Continued on following pages)

CUSIP NO. 38059T106/38059R100

1	Names of Reporting Persons Harmony Gold Mining Company Limited IRS Identification Nos. of Above Persons (entities only) Not Applicable (foreign entity)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Republic of South Africa

Number of Shares of Beneficially Owned by Each Reporting Person with	7 Sole Voting Power 56,629,409(1)(2) 8 Shared Voting Power O 9 Sole Dispositive Power 56,629,409(2) 10 Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,629,409 Ordinary Shares(1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 11.5%(1)(2)
14	Type of Reporting Person (See Instructions) CO

(1)	On November 26, 2004, the South African Competition Appeal Court (“CAC”) ruled that pending final approval of the Reporting Person’s acquisition of all or a portion of the share capital of Gold Fields Limited, the Reporting Person may not vote or otherwise exercise any rights attached to the ordinary shares (including ordinary shares represented by American Depositary Shares) of Gold Fields Limited. The Reporting Person appealed the decision of the CAC on November 29, 2004. On January 27, 2005, the CAC indicated that the restriction on Harmony’s ability to vote acquired Gold Fields shares would remain in effect pending final approval by the competition authorities in South Africa. The Reporting Person nevertheless intends to use all reasonable endeavors to cause the ordinary shares of Gold Fields Limited as to which it has sole dispositive power to be voted pending the hearing of such appeal.

(2)	On May 20, 2005 the High Court of South Africa ruled that Harmony’s offer for Gold Fields Limited lapsed on December 18, 2004 and that consequently there is no offer pursuant to which Gold Fields shares can be tendered. This total includes 22,927 shares tendered and settled pursuant to the South African offer that may need to be returned to the tendering shareholders pursuant to the High Court’s decision.

This Amendment No. 7 to Schedule 13D is filed by Harmony Gold Mining Company Limited (“Harmony”) to amend the Schedule 13D filed on October 16, 2004, as amended on November 29, 2004, December 2, 2004, December 6, 2004, December 8, 2004, January 28, 2005 and April 18, 2005 relating to the ordinary shares, par value Rand 0.50 per share (the “Shares”), of Gold Fields Limited, a corporation organized under the laws of the Republic of South Africa (“Gold Fields”), and American Depositary Receipts (“ADSs”) representing Gold Fields ordinary shares (together “Gold Fields securities”).

ITEM 4. PURPOSE OF TRANSACTION

The information set forth in the Prospectus and Offer to Exchange dated February 25, 2005 under the captions “The Offer” and “Plans for Gold Fields after the Completion of the Offers” on pages 72 to 89 and page 98, is incorporated herein by reference.

Item 4 is hereby amended to add the following information:

Upon the expiration of its offer for Gold Fields, Harmony did not receive enough tenders from Gold Fields shareholders to obtain control of Gold Fields as it originally intended. Accordingly, Harmony’s management is currently evaluating various options with respect to the Gold Fields shares that it has acquired to date with a view to maximizing the value of such shares for its shareholders, which may include a potential disposition of all or a portion of the shares on commercially reasonable terms from time to time. Following the offer, Harmony reserves the right to acquire or dispose of securities of Gold Fields through open market purchases, private transactions, block trades or otherwise, depending on general economic and market conditions. Harmony has received several proposals from its advisers in connection with the disposal of its Gold Fields shares, but has made no final determination to proceed with any of these proposals at this time.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended to add the following information:

The Irrevocable Undertaking between Harmony and Norilsk previously filed in this Schedule 13D on October 26, 2004 has expired in accordance with its terms.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 20, 2005

HARMONY MINING GOLD COMPANY LIMITED

By:	/s/ Zacharias Bernardus Swanepoel
Name:	Zacharias Bernardus Swanepoel
Title:	Chief Executive Officer